SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-7182

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Merrill Lynch & Co., Inc.

4 World Financial Center

New York, N.Y. 10080

Financial Statements and Exhibits

(a)    Financial Statements for the Years Ended December 31, 2002 and 2001, Supplemental Schedule for the Year Ended December 31, 2002, and Independent Auditors’ Report.

The financial statements required to be filed hereunder appear commencing at page 2 hereof.

(b) Exhibits

(23.1) Consent of Independent Public Accountants (following financial statements).

(99.1) Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

MERRILL LYNCH & CO., INC.

401(k) SAVINGS & INVESTMENT PLAN

TABLE OF CONTENTS

Page

INDEPENDENT AUDITORS’ REPORT	1

FINANCIAL STATEMENTS:

Statements of Assets Available for Benefits as of December 31, 2002 and 2001	2

Statement of Changes in Assets Available for Benefits for the Year Ended December 31, 2002	3

Notes to Financial Statements	4-8

SUPPLEMENTAL SCHEDULE-

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2002	9-10

INDEPENDENT AUDITORS’ REPORT

Trustees of the Merrill Lynch & Co., Inc.

401(k) Savings & Investment Plan

We have audited the accompanying statements of assets available for benefits of the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan (the “Plan”) as of December 31, 2002 and 2001, and the related statement of changes in assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/    Deloitte & Touche LLP

June 23, 2003

1

MERRILL LYNCH & CO., INC.

401(k) SAVINGS & INVESTMENT PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS:
Investments, at fair value:
Common stock	$724,594,532	$1,069,994,966
Registered investment companies	1,560,676,414	1,762,538,294
Common collective trusts	337,538,172	290,516,793
Loans receivable	73,374,686	72,293,273

Total investments	2,696,183,804	3,195,343,326
Cash	4,391,293	9,929,043
Net receivable for pending transactions and accrued income	2,903,006	3,722,180
Employer contributions receivable	713,360	937,339
Employee contributions receivable	4,631,631	4,905,477

ASSETS AVAILABLE FOR BENEFITS	$2,708,823,094	$3,214,837,365

See notes to financial statements.

MERRILL LYNCH & CO., INC.

401(k) SAVINGS & INVESTMENT PLAN

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2002

2002
ADDITIONS:
Contributions to the Plan by the Company	48,083,238
Contributions to the Plan by the participants	263,579,866
Rollovers from other qualified plans	10,651,719
Transfers from other qualified plan	16,659,988

Total additions	338,974,811

DEDUCTIONS:
Investment income (loss):
Net depreciation in fair value of investments	$(616,580,319)
Dividends and interest	66,716,111

Total investment income (loss)	(549,864,208)
Disbursements of benefits to beneficiaries or participants	294,934,034
Transfer to other qualified plan	190,840

Total deductions	844,989,082

NET DECREASE IN ASSETS AVAILABLE FOR BENEFITS	(506,014,271)
ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	3,214,837,365

End of year	$2,708,823,094

See notes to financial statements.

MERRILL LYNCH & CO., INC.

401(k) SAVINGS & INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002 AND 2001

1.	DESCRIPTION OF THE PLAN

The following description of the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information. Terms used in this description have the same meaning as in the Plan document.

General – The Plan was adopted on April 23, 1987 and commenced activities on October 1, 1987. The purpose of the Plan is to encourage employees to save for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility for Pre-tax Contributions – Employees are eligible to participate in the Plan at commencement of employment. Each Participant may elect to make contributions to the Plan on a pre-tax basis through payroll deductions from 1% through 15% of such Participant’s Eligible Compensation for each pay period up to an annual maximum of $11,000 for 2002 (subject to certain exceptions described in the Plan). A Participant can elect to change the rate at which his/her contribution is determined at any time during the year.

Eligibility for Company Contributions – Effective January 1, 2000, after one year of service, Merrill Lynch & Co., Inc. (the “Company”) matches half of the first 6% of Eligible Compensation that the individual contributes, up to an annual maximum Company contribution of $2,000. No Employer contributions are made for any calendar year for employees who participate at any time during such calendar year in the Company’s Employee Stock Purchase Plan.

Participant Accounts – Individual accounts are maintained for each Plan Participant. Each Participant’s account is credited with the participant’s contributions and allocations of Company discretionary contributions and Plan earnings, and charged with the allocation of Plan losses. Allocations are based on Participant earnings or account balances as defined.

Vesting – Participants are always 100% vested in contributions to the Plan made from their Eligible Compensation and in amounts rolled over from a former employer’s qualified retirement plan or transfer from another plan, and in each case, the earnings thereon. Participants become vested in Employer contributions and earnings thereon based on completed Years of Service: 1 Year of Service – 20% vested; 2 Years of Service – 40% vested; 3 Years of Service – 60% vested; 4 Years of Service – 80% vested; and 5 Years of Service – 100% vested. Participants are 100% vested in Employer contributions when they attain age 65 or terminate employment because of death.

Forfeitures – At December 31, 2001 and 2002, forfeited nonvested accounts totaled $1,790,000 and $1,510,000, respectively. These accounts will be used to reduce future employer contributions. During the year ended December 31, 2002, employer contributions were reduced by $1,790,000 from forfeited nonvested accounts.

Investment Options – Participants direct the investment of their contributions into the various investment options offered by the Plan.

Participant Loans – Active Participants in the Plan are eligible for loans from the Plan. Interest on loans is generally calculated based on the Federal Prime Rate as per the Federal Reserve for the preceding quarter. The maximum loan amount that may be obtained is 50% of the Participant’s account balance and the maximum amount of all loans outstanding to a Participant cannot exceed $50,000.

Payment of Benefits – Distributions of Participants’ account balances occur only upon retirement, death or other termination of employment. A Participant, or a Participant’s beneficiary, may receive distributions under one of several options. The options allow for payment in lump-sum distributions of cash and/or securities, transfer to an individual retirement account or other brokerage account, or the purchase of an annuity.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Plan is maintained on an accrual basis except that the benefit distributions are recorded when paid.

Investment Valuation and Income Recognition – Investments are carried at fair value. Fair value is defined as the quoted market value on the last trading day of the period, except for the collective trust funds (collective trust funds maintained by Merrill Lynch Bank USA, an affiliate of the Company and sub-advised by Merrill Lynch Investment Managers, L.P., also an affiliate of the Company) for which fair value is determined by State Street Bank and Trust Company, the pricing administrator for the fund. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Dividends and interest received by the Plan are reinvested into the respective funds. The accompanying financial statements do not include any investments in VOCON and Deferred Profit Sharing Accounts, which are self-directed accounts that were transferred into the Plan for administrative purposes only.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at December 31, 2002 and 2001 and changes in the statement of assets available for benefits for the year ended December 31, 2002. Actual results could differ from the estimates and assumptions used. Estimates that are particularly susceptible to change relate to the determination of the fair value of investments.

Risk and Uncertainties – The Plan invests in various securities including the Company’s common stock and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements of the Plan.

Reclassification – Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

3.	INVESTMENTS

The Investment Committee has the authority to designate Investment Funds for the investment of accounts, other than VOCON and Deferred Profit Sharing Accounts, to determine which accounts can be self-directed and to establish rules and procedures with respect to investment funds and self-directed accounts. All contributions to the Plan may be allocated among any of the available investments selected by each Participant from among the investments designated by the Investment Committee.

At December 31, 2002, there were 70 investment options available in the Plan. This includes 7 core investment options and 63 noncore investment options including the Company’s common stock.

During 2002, the Plan’s investments (including investments bought, sold and held during each year) depreciated in value as follows:

Net change in fair value of investments:
Common stocks	$(279,165,374)
Registered investment companies	(303,613,789)
Common collective trusts	(33,801,156)

Net depreciation	$(616,580,319)

The value of individual investments that represent 5% or more of the Plan’s assets at December 31 are as follows:

	2002	2001
*Merrill Lynch & Co., Inc. Common Stock	$724,594,532	$1,069,994,966
*Merrill Lynch Investment Managers, L.P.:
Registered investment companies:
Merrill Lynch Basic Value Fund	318,162,395	390,138,764
Merrill Lynch Retirement Reserves Money Fund	224,656,642	194,527,544
Merrill Lynch Fundamental Growth Fund Class A	138,349,632	186,734,709
** Merrill Lynch Global Allocation Fund Class A-1	137,089,587	144,527,391
Common collective trusts:
** Retirement Preservation Trust	212,543,841	135,584,113

*	Permitted party-in-interest as defined by ERISA
**	Amount represents less than 5% of the Plan’s assets at December 31, 2001.

4.	RELATED PARTIES TRANSACTIONS

Merrill Lynch Trust Company, FSB, a federally chartered savings bank affiliated with the Company, acts as trustee of the Plan. Additionally, certain mutual funds offered as investment options under the Plan are managed by Merrill Lynch Investment Managers, L.P., an affiliate of the Company. Consequently, parties-in-interest may nominally participate in certain transactions involving Plan assets.

The Retirement Group, a division of Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), a subsidiary of the Plan sponsor, and Merrill Lynch Trust Company, FSB perform administrative services for the Plan including but not limited to the collection of contributions, the allocation of forfeitures, and benefit distributions to Participants. Employees of these affiliates may also be Participants in the plan. Certain other administrative functions are performed by employees of the Company who may also be Participants in the Plan. No such employee receives compensation from the Plan.

Certain employees of the Company (who may also be Participants in the Plan) perform administrative services related to the operation, record keeping and financial reporting of the Plan. The Company pays these salaries and other administrative expenses on behalf of the Plan. Certain fees, including fees for the investment management services, to the extent not paid by the Company, are paid by the Plan.

5.	ADMINISTRATIVE EXPENSES

Plan expenses, including expenses of the Administrative Committee and the trustees of the Plan, to the extent not paid by the Plan, are paid by the Company.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, the Plan provides that the assets of the Plan shall be allocated among the participants and beneficiaries in proportion to the respective interests in the Plan of such participants and beneficiaries.

7.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated July 22, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).

8.	DIVESTITURE OF PLAN ASSETS

In May 2002, certain employees’ vested account balances totaling $190,840 were transferred to the AT&T Savings Plan as a result of divestiture. The transferred assets are included in the transfer to other qualified plan line in the statement of changes in assets available for benefits.

9.	PLAN MERGER

On December 4, 2001, the Tandem Financial Group, Inc. 401(k) Profit Sharing Plan of Tandem Financial Group, Inc. was merged with the Plan. Assets totaling $379,471 were transferred to the Trust established under the Plan.

On April 1, 2002, the Herzog, Heine, Geduld, Inc. 401(k) Savings & Investment plans were merged with the Plan. Assets totaling $16,659,988 were transferred to the Trust established under the Plan.

******

MERRILL LYNCH & CO., INC.

401(k) SAVINGS & INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4I SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF

DECEMBER 31, 2002

Description	Number of Shares	Market Value
COMMON STOCK:
*Merrill Lynch & Co., Inc.	19,093,400	724,594,532
COMMON / COLLECTIVE TRUSTS:
Aggregate Bond Index Tier3	2,706,799	3,951,923
Equity Index Trust III	1,706,865	110,297,618
International Index Tier3	470,341	4,228,361
Small Cap Index Tier3	699,939	6,516,429
Retirement Preservation Trust	212,543,841	212,543,841

Total Common / Collective Trusts:		337,538,172
REGISTERED INVESTMENT COMPANIES:
*Merrill Lynch Investment Managers, L.P.
Merrill Lynch Balanced Capital Fund Class A	5,318,328	118,385,983
Merrill Lynch Basic Value Fund	13,619,966	318,162,395
Merrill Lynch Convertible Fund Class A	0	4
Merrill Lynch Bond Fund, Inc.—Core Bond Portfolio Class A	3,890,894	45,017,641
Merrill Lynch Corporate Bond Fund, Inc.—High Income Portfolio Class A	6,415,532	26,945,233
Merrill Lynch Bond Fund, Inc.—Intermediate Portfolio Class A	1,077,143	12,742,598
Merrill Lynch Developing Capital Markets Fund Class A	323,983	2,983,886
Merrill Lynch Disciplined Equity Fund Class A	61,665	458,173
Merrill Lynch Dragon Fund Class A	669,148	4,202,250
Merrill Lynch Emerging Markets Debt Fund A	234,745	1,483,590
Merrill Lynch Equity Income Fund Class A	542,234	5,487,411
Merrill Lynch Euro Fund Class A	1,888,947	20,400,626
Merrill Lynch Focus Twenty Fund Class A	6,976,230	8,231,952
Merrill Lynch Focus Value Fund Class A	1,767,866	15,999,188
Merrill Lynch Fundamental Growth Fund Class A	10,716,470	138,349,632
Merrill Lynch Global Allocation Fund Class A	11,993,840	137,089,587
Merrill Lynch Global Balance Fund Class A	33,634	268,059
Merrill Lynch Global Bond Fund for Investment & Retirement Class A	252,048	2,190,297
Merrill Lynch Global Growth Fund Class A	2,509,086	16,409,420
Merrill Lynch Global Financial Service Fund Class A	146,315	1,455,836
Merrill Lynch Global Small Cap Fund Class A	1,374,938	19,510,369
Merrill Lynch Global Technology Fund Class A	7,879,355	38,372,459
Merrill Lynch Global Value Fund Class A	1,580,115	12,688,326
GSIF U.S. Gov. Zero Coupon Bond 2004 Trust—Series 3	165,250	16,351,492
GSIF U.S. Gov. Zero Coupon Bond 2009 Trust—Series 3	455,262	37,005,958
GSIF U.S. Gov. Zero Coupon Bond 2014 Trust—Series 3	213,039	12,997,429
Merrill Lynch Healthcare Fund Class A	5,665,964	30,369,565
Merrill Lynch International Equity Fund Class A	179,940	1,203,798
Merrill Lynch International Fund Class A	654,309	4,527,818
Merrill Lynch Large Cap Core Fund Class A	1,639,288	13,360,194
Merrill Lynch Large Cap Growth Fund Class A	1,196,418	7,381,898
Merrill Lynch Large Cap Value Fund Class A	1,117,930	11,369,350
Merrill Lynch Latin America Fund	129,672	1,348,587
Merrill Lynch Mid-Cap Value Fund A	1,003,484	12,834,560
Merrill Lynch Natural Resources Trust Fund A	353,457	6,920,679

(Continued)

MERRILL LYNCH & CO., INC.

401(k) SAVINGS & INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4I SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF

DECEMBER 31, 2002

Description	Number of Shares	Market Value
REGISTERED INVESTMENT COMPANIES (continued):
Merrill Lynch Pacific Fund Class A	1,707,037	23,352,272
Merrill Lynch Pan European Growth Fund Class A	362,354	2,507,490
Merrill Lynch Retirement Reserves Money Fund	224,656,642	224,656,642
Select Ten Retirement Portfolio 2000	60	60
Merrill Lynch Short-Term U.S. Government Fund Class A	443,527	4,311,086
Merrill Lynch Small Cap Value Fund Class A	3,609,349	65,473,584
Merrill Lynch Strategy All-Equity Fund Class A	31,969	191,815
Merrill Lynch Strategy Growth & Income Fund Class A	23,383	177,480
Merrill Lynch Strategy Long-Term Growth Fund Class A	108,499	738,876
Merrill Lynch U.S. Government Mortgage Fund Class A	703,411	7,280,307
Merrill Lynch U.S. High Yield Fund Class A	1,142,184	6,236,326
Merrill Lynch Utilities & Telecommunications Fund Class A	665,831	4,980,414
Merrill Lynch World Income Fund Class A	221,814	1,075,796
Mercury Global Holdings Fund Class I	321,665	1,598,673
Mercury Growth Opportunity Fund Class I	72,375	711,449
Mercury Large Cap Growth Fund Class I	5	26
Mercury Low Duration Fund	389,975	3,891,947
Mercury International Value Fund Class I	524,289	8,697,953
Mercury Total Return Bond Fund	259,651	3,458,553
Mercury U.S. Small Cap Growth Fund	275,244	2,193,692
Other Registered Investment Companies:
AIM International Equity Fund	1,046,403	13,373,033
Alliance Quasar Fund Class A	319,839	4,429,775
Blackrock Small Capital Growth	1,914,442	17,306,557
HW Mid-Cap Value Fund Class I	990,786	14,614,095
HW Large Cap Value Fund Class I	458,900	6,117,131
HW Small Cap Value Fund Class A	619,113	17,626,157
Ivy International Fund Class A	170,597	2,789,266
MFS Research Fund	1,338,973	18,933,072
Munder Multi-Season Growth	140,179	1,446,644

Total Registered Investment Companies		1,560,676,414
TOTAL		2,622,809,118
LOANS RECEIVABLE		73,374,686

TOTAL INVESTMENTS		2,696,183,804

* Party-in-interest as defined by ERISA	(Concluded)

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee (the persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Merrill Lynch & Co., Inc.

401(k) Savings & Investment Plan

Date: June 27, 2003	By:	/s/ LINDA D. LIPSCOMB
Linda D. Lipscomb
Director, Merrill Lynch
Trust Company, FSB
Trustee